

June 21, 2007

Robert B. Toth
President and Chief Executive Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC 28277

> **Re:**   **Polypore International, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 15, 2007**
> **File No. 333-141273**

Dear Mr. Toth:

We have reviewed your filing and have the following comments.

15. Stock option plans, page F-32

1. We note that you have the now provided your proposed range for your IPO. We also note that the $20 to $22 price range is well in excess of the $5.24 exercise price of your options issued during fiscal year 2006. Please expand your disclosures (herein or in your critical accounting policies, as appropriate) to provide the following information for all equity instruments granted during fiscal year 2006 and the subsequent period in 2007:

    *   For each grant date, disclose the number of options granted, the exercise price, the fair value of common stock, and the fair value of the instrument granted.
    *   State whether the valuation used to estimate the fair value of the equity instruments and the underlying common stock was performed contemporaneously or retrospectively. If you performed the valuation internally or relied on a related party, please state as such. If you used a third-party valuation specialist, supplementally tell us who your valuation specialist was, including a brief description of the firm's credentials.
    *   A comprehensive discussion of how you estimated the fair value of your common stock, such as a third party transaction or a fair value methodology using the market, income and/or asset-based approach and methods under each approach used to.
    *   If a third party transaction was the basis, provide a comprehensive discussion of all adjustments made to this fair value to arrive at the fair value of the common stock.

- For each approach and method used, disclose the significant factors and material assumptions used. If you used more than one approach / method, disclose the weight assigned to each approach / method to arrive at the estimated fair value.
- Address each significant factor contributing to the difference between the fair value of the common stock from the last equity instrument grant date and the estimated IPO price. Given the apparent significant difference between the estimated fair value of your common stock and your IPO price range, ensure your disclosure is comprehensive.

Please refer to Todd E. Hardiman's December 6, 2004 speech at the AICPA 2004 National Conference on Current SEC and PCAOB Developments for additional guidance.

12. Acquisition, page F-50

2. We have reviewed your response to our prior comment 6. We continue to believe that your transaction may be similar to Issue 1(b) set forth in paragraph 2 of EITF 00-4. However, as you have indicated, given the fact that the $5.2 million purchase price of the 60% interest in DNPET represents less than ½ of 1% of your total assets and the exercise price of the put option is $3.6 million for the first five years is less than ½ of 1% of total assets, we have no further comment regarding the applicability of EITF 00-4 to your transaction.

3. We have reviewed your response to our prior comment 7. It remains unclear to us how you have determined that the fair value of the put option does not fluctuate based on the changes in the underlying variables. We note that the underlying variable is the 40% interest in DNPET retained by the seller. However, we do not understand what you mean by your statement "From the Company's perspective, the 40% minority interest retained by the seller represents the fair value of production capacity at the date of acquisition." We note that the future improvements in the production capability of the facility will impact the fair value of DNPET and thus the fair value of the 40% minority interest. We continue to believe that as the fair value of the underlying variable changes (e.g. the minority interest), the fair value of the put options changes. We also note that from your response to our prior comment 6 that if the options are not exercised in 2009 or 2012, an independent appraiser will determine the fair value of the shares in the 40% minority interest. We do not understand why the purchase agreement contains a provision for an independent appraiser to determine the fair value of the shares if the fair value of the put and call options do not fluctuate. Please advise or revise.

As appropriate, please amend your registration statement in response to these comments. You may contact Ryan Rohn at (202) 551-3739 or Jeanne Baker at (202) 551- 3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Cristopher Greer, Esq.
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, NY 10019